

December 8, 2010

<u>Via Mail and Facsimile (441-295-3494)</u>

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM08
Bermuda

> **Re: Frontline Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 1-16601**
> **Response Letter Filed November 22, 2010**

Dear Mr. Klemp:

We refer you to our comment letter dated November 9, 2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance